NR07-18

October 3, 2007

Cardero Acquires Former High-Grade Silver-Lead Mine

Values up to 1.37 kg/t silver

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that has entered into an agreement to acquire a 100% interest in the La Poma Silver property in Salta province, northwestern Argentina.

The average of 30 samples collected by Cardero as part of its due diligence confirms the high grade nature of the former mine, returning values of 280 g/t silver, 6.05% lead, and 0.31% copper.  The highest silver grade within this batch was 1.37 kg/t.  There is no evidence of significant modern exploration and the Company feels that there is excellent potential to discover additional mineralization of similar grades at depth and along strike under post-mineralization cover.

The La Poma property lies within the area of the proposed Newmont Alliance (NR07-17, September 26, 2007) but has been excluded from the proposed Agreement with Newmont and will be advanced by Cardero in the coming months.

The La Poma Property

The property consists of five exploration tenements (3,752 hectares), including the former La Poma Silver-Lead Mine.  The property is located 24 kilometres from the town of San Antonio De Los Cobres and less than three hours drive from Salta.

Historically the La Poma Mine was exploited during the early 20th century up until 1964.  The mine was worked over a 2,000 metre strike length by both open pit and underground methods, with up to 1,100 metres of underground development.  Although the depth from surface is not reported, Cardero geologist’s estimate that underground workings reached a depth of approximately 100 metres from surface.  Material was processed in a nearby plant with a capacity of up to 100 tonnes per day.

In 1995, the Japanese International Cooperation Agency (JICA) reported silver grades up to 716.2 g/t and gold grades up to 2.25 g/t.

More recently, in the ‘Mineral Resources of Argentina’ publication (1999), Zappettini reports total silver-lead “reserves” (non 43-101 compliant) of 260,000 tonnes in the La Poma area.  It is also reported that within this, 165,000 t have an average grade of 191 g/t silver and 11% lead, with bonanza silver grades up to 5,000 g/t and copper grades locally reaching 2%.

Cardero Due Diligence

Cardero visited the property, to confirm previously reported ore grades and to establish the exploration potential of the property.  Due diligence sampling returned encouraging ore grades from 30 characterization samples averaging 280 g/t silver, 6.05% lead, 0.31% copper, and 753 ppm zinc.  Within this batch of samples, five samples assayed greater than 0.5k g/t silver including two samples greater than 1.0 kg/t silver, up to a maximum of 1.37 kg/t.  Peak lead grade is 15.8% and peak copper grade is 2.47%.

Geologically, the La Poma Mine consists of a series of large strike-slip faults that collectively have a strike-length of at least 1.8 kilometres and occur over a width of 400 metres.  Faults are hosted within a series of Miocene volcanic rocks.  Mineralization within these faults primarily occurs within galena-sphalerite-quartz (lead-zinc) veinlets and as galena-sphalerite disseminations in silicified fault breccias.  Structurally focused hydrothermal alteration is characterized by strong silica, chlorite and sericite-clay alteration.

Production mining of these structures occurred in the La Negra, Vieja Esperanza and La Poma II veins that are semi-continuous over 1.8 kilometres. Very limited drilling has occurred on the property. No evidence of trenching or drill testing was observed on the historical La Negra or Vieja Esperanza production veins and the La Poma structure is considered to be essentially untested by modern exploration techniques.

While the productive veins are exposed over 1.8 kilometres, they are also interpreted to extend under later volcanic cover to the east and west.  It is highly likely that the mineralized structural corridor continues under cover and Cardero has acquired sufficient ground, as part of the La Poma deal, to test this significant upside potential.

Future Exploration

Initial exploration will be centred on an Induced Polarisation (IP) survey, scheduled to commence in mid-October 2007.  This data, combined with detailed structural and lithological mapping and geochemical sampling should lead to early drill-testing, scheduled for early 2008.

Terms

Under the terms of the Agreement, Cardero has the option ("Option") to acquire a 100% interest, in five minas from a private Argentinean individual (the "Vendor") by making aggregate payments of USD 1,170,000 over five years to October 1, 2012.

Qualified Person and Quality Control/Quality Assurance

EurGeol Mr. Keith J. Henderson, Cardero's Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Stock Options

The Company also announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to employees to purchase up to 350,000 common shares at a price of $1.91 for a period of two years, expiring on October 3, 2009.

Exposure to Asset-Backed Canadian Paper

The Company would like to confirm that it has no exposure to any asset-backed Canadian paper.  Other than cash held by its subsidiaries for their immediate operating needs in Mexico, Argentina and Peru, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s issued by that bank.

About Cardero Resource Corp.

The Company is currently exploring projects in Argentina, Mexico and Peru.  It is actively evaluating new gold, copper and iron projects, while continuing to maintain an ongoing pipeline of prospects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future anticipated exploration programs and the results thereof and the potential discovery and delineation of mineral deposits/resources/reserves at the Company’s Huachi project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.